UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                               Clean Harbors, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    184496107
                                 (CUSIP Number)

                                  April 7, 2006
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 12 Pages

CUSIP NO. 184496107                    13G                   Page 2 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,004,356 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,004,356 shares of Common Stock
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,356 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.17%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP NO. 184496107                    13G                   Page 3 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,004,356 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,004,356 shares of Common Stock
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,356 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.17%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

CUSIP NO. 184496107                    13G                   Page 4 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Noam Gottesman
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    6,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,004,356 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    6,000
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,004,356 shares of Common Stock
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,356 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.20%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP NO. 184496107                    13G                   Page 5 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Pierre Lagrange
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,004,356 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,004,356 shares of Common Stock
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,356 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.17%
--------------------------------------------------------------------------------
    (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP NO. 184496107                    13G                   Page 6 of 12 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Emmanuel Roman
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,004,356 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,004,356 shares of Common Stock
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,356 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.17%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP NO. 184496107                    13G                   Page 7 of 12 Pages


Item 1.

(a)  Name of Issuer

            Clean Harbors, Inc., a Massachusetts corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

            1501 Washington Street
            Braintree, Massachusetts 02184-7535

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office or, if none, Residence
Item 2(c).  Citizenship

            GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: England

            GLG Partners Limited
            c/o GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: England

            Noam Gottesman
            c/o GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: United States

            Pierre Lagrange
            c/o GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: Belgium

            Emmanuel Roman
            c/o GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: France

Item 2(d)  Title of Class of Securities

            Common Stock, $0.01 par value per share ("Common Stock")

Item 2(e)  CUSIP Number

            184496107

CUSIP NO. 184496107                    13G                   Page 8 of 12 Pages


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ]    Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

(b)  [ ]    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ]    Insurance company as defined in Section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)  [ ]    Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]    An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)  [ ]    An employee benefit plan or endowment fund in accordance with
            ss.240.13d-1(b)(1)(ii)(F);

(g)  [ ]    A parent holding company or control person in accordance with
            ss.240.13d-1(b)(1)(ii)(G);

(h)  [ ]    A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)  [ ]    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               A. As of the date of this filing, GLG Partners LP, GLG Partners Limited, Pierre Lagrange and Emmanuel Roman may be deemed the beneficial owner of (i) 835,000 shares of Common Stock held by GLG North American Opportunity Fund, (ii) 3,583 shares of Common Stock held by GLG Investments PLC through its subfund, GLG Balanced Fund, (iii) 62,548 shares of Common Stock held by GLG Investments PLC through its subfund, GLG Capital Appreciation Fund, (iv) 44,900 shares of Common Stock held by GLG Investments PLC through its subfund, GLG North American Equity Fund, (v) 21,185 shares of Common Stock held by GLG Investments IV PLC through its subfund, GLG Capital Appreciation (Distributing) Fund, (vi) 5,877 shares of Common Stock held by CITI GLG North American Hedge Fund Ltd., (vii) 24,863 shares of Common Stock held by Lyxor North American Alternative Equity Fund Ltd., and (viii) 6,400 shares of Common Stock held by The Century Fund SICAV (each entity referred to in (i) through (viii) is herein referred to as a "Fund" and, collectively, as the "Funds").

               B. As of the date of this filing, Noam Gottesman may be deemed the beneficial owner of (i) 1,004,356 shares of Common Stock held by the Funds and (ii) 6,000 shares of Common Stock held directly by him.

               GLG Partners LP, an English limited partnership, acts as the investment manager of each of the Funds and has voting and dispositive power

CUSIP NO. 184496107                    13G                   Page 9 of 12 Pages


over the securities held by the Funds. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman, and as a result, each has voting and dispositive power over the securities held by the Funds. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the Funds except for their pecuniary interest therein.

          (b)  Percent of class:

               A. GLG Partners LP, GLG Partners Limited, Pierre Lagrange and Emmanuel Roman may be deemed to beneficially own approximately 5.17% of the outstanding shares of Common Stock of the Company.

               B. Noam Gottesman may be deemed to beneficially own approximately 5.20% of the outstanding shares of Common Stock of the Company.

               The Company's most recent annual report on Form 10-K that was filed on March 17, 2006, indicates there were 19,432,525 shares of Common Stock outstanding as of March 1, 2006. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

          (c)

               A. Number of shares as to which each of GLG Partners LP, GLG Partners Limited, Pierre Lagrange and Emmanuel Roman has:

                    (i)  Sole power to vote or to direct the vote

                         0

                   (ii)  Shared power to vote or to direct the vote

                         1,004,356 shares of Common Stock.

                  (iii)  Sole power to dispose or to direct the disposition of

                         0

                   (iv)  Shared power to dispose or to direct the disposition of

                         1,004,356 shares of Common Stock.

               B.   Number of shares as to which Noam Gottesman has:

                    (i)  Sole power to vote or to direct the vote

                         6,000 shares of Common Stock.

                   (ii)  Shared power to vote or to direct the vote

                         1,004,356 shares of Common Stock.

CUSIP NO. 184496107                    13G                   Page 10 of 12 Pages


                  (iii)  Sole power to dispose or to direct the disposition of

                         6,000 shares of Common Stock.

                   (iv)  Shared power to dispose or to direct the disposition of

                         1,004,356 shares of Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable.

Item 8.    Identification and Classification of Members of the Group

               See Exhibit I.

Item 9.    Notice of Dissolution of Group

              Not applicable.

Item 10.   Certification

           By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 13, 2006, by and among GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman.

CUSIP NO. 184496107                    13G                   Page 11 of 12 Pages


SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 13, 2006

GLG PARTNERS LIMITED
                                             GLG PARTNERS LP
                                             By: GLG Partners Limited,
/s/ Noam Gottesman                           as its General Partner
-----------------------------------
Name:  Noam Gottesman
Title: Managing Director                     /s/ Noam Gottesman
                                             -----------------------------------
                                             Name:  Noam Gottesman
/s/ Victoria Parry                           Title: Managing Director
-----------------------------------
Name:  Victoria Parry
Title: Senior Legal Counsel                  /s/ Victoria Parry
                                             -----------------------------------
                                             Name:  Victoria Parry
                                             Title: Senior Legal Counsel


PIERRE LAGRANGE                              NOAM GOTTESMAN


/s/ Pierre Lagrange                          /s/ Noam Gottesman
-----------------------------------          -----------------------------------


EMMANUEL ROMAN


/s/ Emmanuel Roman
-----------------------------------

CUSIP No. 184496107                   13G                  Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Clean Harbors, Inc., a Massachusetts corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 13, 2006


GLG PARTNERS LIMITED
                                             GLG PARTNERS LP
                                             By: GLG Partners Limited,
/s/ Noam Gottesman                           as its General Partner
-----------------------------------
Name:  Noam Gottesman
Title: Managing Director                     /s/ Noam Gottesman
                                             -----------------------------------
                                             Name:  Noam Gottesman
/s/ Victoria Parry                           Title: Managing Director
-----------------------------------
Name:  Victoria Parry
Title: Senior Legal Counsel                  /s/ Victoria Parry
                                             -----------------------------------
                                             Name:  Victoria Parry
                                             Title: Senior Legal Counsel


PIERRE LAGRANGE                              NOAM GOTTESMAN


/s/ Pierre Lagrange                          /s/ Noam Gottesman
-----------------------------------          -----------------------------------


EMMANUEL ROMAN


/s/ Emmanuel Roman
-----------------------------------